

August 8, 2014

Via E-mail
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Ste E
Tinley Park, IL 60423

Re: **Upholstery International, Inc.**
Amendment No. 2 to Registration Statement on Form S-1
Filed July 30, 2014
File No. 333-195209

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1. Please reconcile your disclosure on the prospectus cover page that the offering period will be 120 days with the disclosure on pages 6, 7 and 19 that the offering period will be 90 days.

Item 3. Summary Information, page 5

2. Please clarify throughout the prospectus, including in the first paragraph on page 5, that the company owns one upholstery store.

Summary of Financial Information, pages 8 and 9

3. We note your response to comment 4. However, it does not appear the revisions have been made. Please provide the selected financial information including revenues, operating expenses, operating income (loss), and net income (loss) per Item 301 of Regulation S-K for all periods presented in your statements of operations. Also, please provide the equity section at each balance sheet date.

Item 4. Use of Proceeds, page 16

4. We note your response to prior comment 6. Please provide a narrative discussion that explains how the amounts allocated for each purpose will or will not advance your business plan at each level of proceeds. For example, specifically explain how the particular allocation of minimum proceeds of $7,500,000 will allow you to "move forward with our business plan slowly but surely."

5. We note your response to comment 7 and don't believe it addresses the minimum amounts needed to address specified purposes. Please expand on your discussion of the minimum amounts needed to accomplish specified purposes of your business plan for which the proceeds are to be obtained per Item 504 of Regulation S-K. Please reference Instruction 3 of Item 504 of Regulation S-K.

Item 6. Dilution, page 17

6. Update your dilution disclosure to be as of the most recent balance sheet date. Also, clarify on page 17 that there is a net tangible deficit per share, not book value.

7. Please expand your dilution information to address the impact on investors if less than 100% of the offered shares are sold, similar to the disclosure provided under Use of Proceeds.

Item 10. Information with Respect to the Registrant, page 23

8. We note the new disclosure you added as the second paragraph on page 23. Please clarify whether you currently make new furniture. If not, please discuss your current business first – your sole upholstery store in Illinois. You may then discuss the aspirational aspects of your business plan under a separate heading, detailing the steps, time, costs and hurdles before you begin such proposed operations.

9. With respect to your acquisition plan, please discuss what "initial minimum financial requirements" you are looking for in target companies and in what geographic areas you intend to limit your search.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Note 8. Credit Cards Payable, page F-9

10. We note your response to comment 13. Please disclose the business purpose, the total credit availability, and the guarantor under your credit card arrangements at December 31, 2013.

Management's Discussion and Analysis, page 26

Capital Resources and Liquidity, page 26

11. We note your response to comment 18. Please revise to disclose the maximum amount you may borrow and the amounts understanding under your credit arrangements. Please delete the individual credit arrangements and balances outstanding.

12. You disclose on pages 11 and 26 that you entered into an agreement with Lambert Private Equity, LLC on April 4, 2014, for Lambert Private Equity to invest up to $45 million to purchase your common stock. The agreement you filed as Exhibit 99.2 (Lambert Agreement) is a subscription agreement dated December 17, 2013 between you and Lambert Private Equity for Lambert Private Equity to invest up to $10 million to purchase your common stock. Please explain this discrepancy. We may have further comments once the correct agreement and/or disclosure is provided.

13. Please revise your disclosure regarding your agreement with Lambert Private Equity to write it in plain English. Avoid copying legalistic language directly from, and referencing sections of, the legal document. Instead, summarize in plain language the material terms of the agreement and explain how it will operate. Explain how likely it is that the company will receive the full investment, highlighting any limitations and how they will operate. Disclose the purchase price for the shares. Specify any conditions to Lambert Private Equity's obligation to purchase the shares pursuant to the agreement. Also disclose each party's termination rights under the agreement and any ongoing covenants.

14. We note your response to prior comment 1 and the revised disclosure on pages 11 and 26. On page 11 your disclosure indicates that 80,000 shares have been issued to Lambert Private Equity as a commitment fee for the subscription agreement. However, on page 26 you state that 200,000 shares have been issued. Please reconcile your disclosure

15. Please tell us and disclose the timing for when Lambert Private Equity, LLC (Lambert) will make its investments, if any, and your proposed accounting to issue 200,000 shares for Lambert's Commitment Fee for the Agreement.

16. Based upon the agreement with Georgia Peaches, LLC filed as Exhibit 99.3, please revise your disclosure to clarify the following:
    - The $70,000 loan is between Ken's Custom Upholstery, Inc. and Georgia Peaches, LLC;
    - Ken's Custom Upholstery received net proceeds of $60,000 pursuant to the loan agreement with Georgia Peaches due to the requirement to immediately pay Georgia Peaches' legal counsel $10,000 from the loan proceeds;
    - The loan is due the earlier of November 15, 2014 or seven calendar days after "Borrower has been first listed on a stock exchange in connection with Borrower's initial public offering." Clarify whether this would include quotation of Upholstery International's common stock on an over-the-counter quotation system rather than an exchange;
    - The loan is guaranteed by Ken Kovie;
    - The loan is secured, if true, by all the assets of Ken's Custom Upholstery; and
    - Georgia Peaches received a warrant to purchase 350,000 shares of common stock. Disclose the material terms of the warrant.

Security Ownership of Certain Beneficial Owners and Management, page 31

17. We note your disclosure on page 33 that Pathways Financial LLC received 6,000,000 shares on December 26, 2013. Based off the current shares issued and outstanding it would appear that Pathways Financial LLC owns more than 5% of your outstanding shares. Please revise your beneficial ownership table to include Pathways Financial LLC.

Certain Relationships and Related Transactions, page 32

18. We note your response to prior comment 23. You still disclose loans made by Mr. Kovi in Note 7 to the financials page F-9. Please revise your disclosure on page 32 to include the information required by Item 404 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 33

19. We note your response to prior comment 24 and amended disclosure on page 33 regarding recent sales of unregistered securities. However, all the information required by Item 701 of Regulation S-K is still not included. Please revise your disclosure to include all information required by Item 701.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ben Skjold, Esq.
        Daniel Gallgher